1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 10, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – June 10, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for May 2014: On a consolidated basis, revenues for May 2014 were approximately NT$60.79 billion, a decrease of 1.8 percent from April 2014 and an increase of 17.4 percent over May 2013. Revenues for January through May 2014 totaled NT$270.89 billion, an increase of 15.5 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	May 2014	April 2014	M-o-M Increase (Decrease) %	May 2013	Y-o-Y Increase (Decrease) %	January to May 2014	January to May 2013	Y-o-Y Increase (Decrease) %
Net Revenues	60,789	61,887	(1.8)	51,788	17.4	270,892	234,614	15.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

June 10, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May, 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
May	Net sales	60,789,137	51,787,926
Jan.-May	Net sales	270,891,700	234,613,567

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	43,481,914	3,897,790

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	224,443,411	44,974,500

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	12,937,319	23,049,090
	Mark to Market Profit/Loss	32,257	95,917
	Unrealized Profit/Loss	(6,369)	95,917
Expired Contracts	Notional Amount	177,635,535	66,676,165
	Realized Profit/Loss	118,101	308,013
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,012,350	—
	Mark to Market Profit/Loss	(4,955)	—
	Unrealized Profit/Loss	(23,814)	—
Expired Contracts	Notional Amount	11,238,299	—
	Realized Profit/Loss	(69,453)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,266,682	2,082,590
	Mark to Market Profit/Loss	(6,190)	(10,616)
	Unrealized Profit/Loss	(2,257)	(14,681)
Expired Contracts	Notional Amount	3,926,204	8,456,080
	Realized Profit/Loss	3,811	8,294
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	84,311	392,210
	Mark to Market Profit/Loss	(412)	(2,225)
	Unrealized Profit/Loss	(174)	(1,666)
Expired Contracts	Notional Amount	214,575	1,238,620
	Realized Profit/Loss	136	756
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	819	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,251,525	—
	Mark to Market Profit/Loss	(1,058,028)	—
	Unrealized Profit/Loss	4,493,077	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—